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                                             FILING PURSUANT TO RULE 425
                                             FILER: PACIFIC GULF PROPERTIES INC.
                                             SUBJECT COMPANY: PACIFIC GULF
                                             PROPERTIES INC.
                                             NO. 1-12546


The following was described in the Form 8-K filed by Pacific Gulf Properties Inc. (the "Company") on October 6, 2000.

Pacific Gulf Properties Inc. announced today that it has established November 9, 2000 as the date of its special meeting of shareholders to vote on proposals to sell the Company's industrial properties portfolio to CalWest Industrial Properties, LLC, and to sell the Company's remaining assets and liquidate. The record date for the determination of shareholders entitled to vote at the special meeting is October 13, 2000